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Exhibit 99.1

Press release

Embargoed for publication until 09.00 on 6 June 2003

BOOKHAM TECHNOLOGY ANNOUNCES NEW COMMERCIAL 6-INCH-WAFER
MMIC FOUNDRY IN MAJOR ASSAULT ON DEVICE COSTS AT IMS 2003

Northamptonshire, UK—Bookham Technology plc (LSE: BHM, NASDAQ: BKHM), a leading supplier of GaAs MMICs and foundry services from its Caswell facility since 1985, is launching at IMS 2003 one of the first European-based commercial processes to use 6-inch-GaAs-wafer technology. Only a handful of foundries worldwide have this capability, and none can match Bookham's depth of experience with GaAs MMICs. Initial production will start in late 2003.

The new 6-inch-wafer technology will give a significant reduction in MMIC costs compared to those of the standard 3 & 4 -inch-wafer processes by increasing per-wafer device volumes by up to a factor of four. This results in higher yields per wafer, lower lead and cycle times and greater device repeatability. Cost reduction is now a hugely important driver in many areas of the MMIC business, especially for military applications.

"Facilities will be available on the MESFET process at the end of the year followed in the first quarter of 2004 by the pHEMT process. Currently, we have produced wafers for both MESFET and pHEMT, and they are running through qualification and characterisation," says Ray Taylor, Business Manager, RF MMICS & Foundry Products, at Bookham Technology. "The move to 6-inch wafers is a major step that will affect the cost base of all of our products in future, as well as the foundry services we offer."

Bookham will be displaying a sample 6-inch wafer at the IMS 2003 exhibition, and will be discussing with its customers their ongoing requirements for foundry services using the enhanced MESFET and pHEMT processes.

The F20 MESFET process utilises 0.5µm gate-length devices for use up to 20GHz; both the gain and switch processes have been European Space Agency (ESA) space qualified. The H40 and H40P processes use 0.2µm gate-length low-noise pHEMT technology for devices operating to over 40GHz; the H40P process is a high-power variant, with a breakdown voltage of over 15V. A new 0.12µm pHEMT process is being developed for applications at even higher frequencies of up to 80GHz.

The new technology uses state-of-the-art direct-step-on-wafer lithography. This makes it simple for Bookham to offer clients further cost savings through the option of participating in multiproject runs, whereby several clients can share fractional space on a single wafer. Universities and small companies wanting to prototype new designs economically would find this a particularly attractive alternative to funding the cost of a complete set of wafers.

The 6-inch-wafer technology will also significantly boost Bookham's already unique capabilities in electro-optic integration with GaAs materials. The company's leading position in components for optical communications is based on such devices as high-speed GaAs Mach-Zehnder modulators. Such devices are inherently large, and 6-inch wafers will allow the integration of larger and more complex devices for handling the direct transmission of microwave signals over optical fibres.

Visitors to Bookham Technology's stand at IMS 2003 (No 1360) will also be able to see a demonstration of Agilent Technologies latest ADS 2003A new industry-standard MMIC design-flow solution. Under an early adopter programme, Bookham has been working with Agilent to review the finished software and to ensure a smooth transfer for its customers who will be using the new release in future. Design libraries for the new software are freely available on CD-ROM to all customers of Bookham's MMIC foundry services.

At IMS 2003 Bookham will be providing information on a wide range of standard GaAs MMIC products operating up to 42GHz, including amplifiers, attenuators, phase switches and switches. While focused mainly on the aerospace and military microwave markets, Caswell's devices also span commercial professional communications applications, including radio access, point-to-point links and point-to-multipoint links, including Wireless LANs, Wireless Local Loops and Microwave Multipoint Distribution Systems.

Notes for editors

(1)    The 2003 International Microwave Symposium (IMS 2003) will be held at Philadelphia, Pennsylvania, USA, 8 - 13 June 2003. The IMS is one of the world's leading microwave conferences and exhibitions; details are available at www.ims2003.org.

(2)    Bookham Technology has established its presence in the GaAs MMIC market by developing its facilities at Caswell, UK, acquired from Marconi Corporation in February 2002. The Caswell foundry has the longest continuous history of GaAs development in the world, going back to 1962, and has over 100 man-years of experience in GaAs MMIC design.

Ends

For further information, please contact:

Sharon Ostaszewska Bookham Technology Tel: +44 (0)1235 837612 sharon.ostaszewska@bookham.com	or	Brian Dolby/Claire Dickens GBCS Public Relations Tel: +44 (0) 115 950 8399 brian@gbcspr.com/claire@gbcspr.com

Bookham Technology (LSE: BHM; NASDAQ: BKHM) is a global leader in the design, manufacture and marketing of RF & optical components, modules, and subsystems. Bookham's disruptive technologies and broad product range allow it to deliver an extensive range of cost effective optical functionality. The company's RF and optical components, modules and subsystems are used in various applications and industries, including telecommunications, aerospace, industrial and military. In November 2002, Bookham acquired the optical components businesses from Nortel Networks. This followed the acquisition of Marconi's optical components business in February 2002. The company, whose securities are traded on NASDAQ and the London Stock Exchange, is headquartered in the UK, with manufacturing facilities in the UK, Canada, and Switzerland with offices in US, France, Italy, China and Japan, and employs approximately 1900 people worldwide.

More information on Bookham Technology is available at www.bookham.com
Bookham and ASOC are registered trademarks of Bookham Technology plc

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  Exhibit 99.1
BOOKHAM TECHNOLOGY ANNOUNCES NEW COMMERCIAL 6-INCH-WAFER MMIC FOUNDRY IN MAJOR ASSAULT ON DEVICE COSTS AT IMS 2003